P.O. Box 2600

Valley Forge, PA 19482 anthony_coletta@vanguard.com

via electronic filing

February 21, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard Scottsdale Funds (the “Trust”)
File No. 333-11763
Post-Effective Amendment No. 68 (“PEA No. 68”)

Dear Ms. Larkin,

This letter responds to your comments provided on February 10, 2025 to PEA No. 68, which was filed with the Commission on December 23, 2024, for the purpose of changing the investment strategy of the Vanguard Total Corporate Bond ETF (“VTC”) from investing primarily in other Vanguard ETFs to investing directly in the bonds within the index it is seeking to track.

Comment 1:	Fees and Expenses
Comment:	Please include a footnote if you are restating VTC’s fees.
Response:	The requested change has been made.
Comment 2:	Annual Total Returns
Comment:	Please consider including a statement in the introduction to the Annual Total
Returns table indicating the strategy for VTC has changed.
Response:	The requested change has been made.
Comment 3:	Market Exposure
Comment:	Please confirm that the use of “indirectly” in the following flag risk is accurate given that VTC is no longer a fund of funds: “To a limited extent, the Fund is also indirectly subject to event risk, which is the chance that corporate fixed income securities held by the funds may suffer a substantial decline in credit
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P.O. Box 2600
Valley Forge, PA 19482
anthony_coletta@vanguard.com
	quality and market value because of a restructuring of the companies	that issued
the securities or because of other factors negatively affecting the issuers.”
Response:		The text has been modified to appropriately reflect that VTC is no longer a fund of funds.
Comment 4:		Principal Investment Strategies - 80% Policy
Comment:		Please ensure that the Fund’s 80% investment policy is consistent throughout the prospectus.
Response:		The requested changes have been made.
Comment 5:		Redemption Requests
Comment:		With respect to the impact of large redemption requests, the disclosure states that
“[f]or a Vanguard fund of funds, this could involve a withdrawal from an underlying Vanguard fund or a change in the allocation to the underlying Vanguard funds.” The Staff notes that VTC will no longer be a fund of funds. Please consider removing this text.
Response:		The text has been removed.
Comment 6:		Turnover Rate
Comment:		Please update the turnover rate paragraph to remove the reference to “shares of the underlying funds.”
Response:		The text has been removed.
Comment 7:		Basic Tax Points
Comment:		Please remove the references to “underlying funds” in the fifth and sixth bullet points.
Response:		The text has been removed.

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P.O. Box 2600

Valley Forge, PA 19482 anthony_coletta@vanguard.com

Please contact me at anthony_coletta@vanguard.com or 610-669-9296 with any questions or comments regarding the above.

Sincerely,

/s/ Anthony V. Coletta, Jr.

Anthony V. Coletta, Jr.

Assistant General Counsel

The Vanguard Group, Inc.

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